Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	**Division of Corporation Finance**
Firm:	**United States Securities and Exchange Commission**
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre
	Announcement also provided to required statutory

[redacted] 90 24 80 05

02015085

Date: 13 February 2002

Number of pages (including this one): 1

Current report 10/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 12 February 2002 it passed a decision regarding the creation of a provision in the amount of PLN 20 162 thousand for debtors from the company KGHM Kupferhandelsges. mbH (a subsidiary of KGHM Polska Miedź S.A.), overdue as at 31 December 2001.
This provision will be created in the accounts as at 31 December 2001, and will reduce the financial result for the year 2001.

Legal basis:
(article 81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU WSPÓŁPRACY z INWESTORAMI

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)